February 15, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Jeff Werbitt

Re:	Riverbed Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-140544

Ladies and Gentlemen:

Riverbed Technology, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on February 9, 2007.

On behalf of the Company, this letter responds to the verbal comment received from Jeff Werbitt of the staff of the Securities and Exchange Commission (the “Staff”) on February 14, 2007. In response to the Staff’s comment, please be advised that the Company has revised Part II, Item 17 of the Registration Statement to include the undertaking required by Item 512(i) of Regulation S-K.

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE, MENLO PARK, CA 94025 / PHONE: 650.321.2400 / FAX: 650.321.2800

MENLO PARK / BOSTON / NEW YORK / SAN DIEGO

February 15, 2007

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Craig M. Schmitz
Craig M. Schmitz

Gunderson Dettmer Stough Villeneuve

Franklin & Hachigian, LLP

cc:

Jerry M. Kennelly, Riverbed Technology, Inc.

Randy S. Gottfried, Riverbed Technology, Inc.

Brett A. Nissenberg, Riverbed Technology, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

David W. Van Horne, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Daniel J. Weiser, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard A. Kline, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Enclosure